EXHIBIT 99.1

Press release

Moti Elmaliach appointed CEO of Bezeq International

The board of directors of Bezeq approved the appointment of Moti Elmaliach as CEO of Bezeq International. Mr. Elmaliach, 55, holds an M.B.A. from Tel Aviv University. For the past eight years he has been the CEO of Eurocom Digital Communications, which markets and leads the Panasonic brands and products in Israel. He is deeply familiar with, and has vast experience in, the telecom and communications solutions markets for both the private and business sectors. Mr. Elmaliach replaces Itzik Benbenisti, who served as CEO of Bezeq International for the last seven years.

Mr. Elmaliach began his professional career at Bezeq College and at the engineering branch of Bezeq, served in various engineering and marketing positions for 10 years and was one of the founders of  Bezeq-Call, which was merged with Bezeq International. He has a total of 18 years’ experience as CEO of companies in Israel and abroad. Before his position at Eurocom Digital, Mr. Elmaliach was CEO at Telit and at Elgadphone, both of which specialized in cellular telephony and the integration of communications systems. He was with these companies during their initial public offerings abroad. He has experience as a board member of Yes Satellite Services and currently sits on the board of Satcom. For the past few years Mr. Elmaliach has also been the Chairman of DM Engineering, a multimedia and communications systems integration and solutions company, and the Chairman at Tafnit Discount.

Bezeq Group Chairman, Shaul Elovitch, wished Mr. Elmaliach success in his new position and expressed his confidence that he would make a significant contribution to Bezeq International’s continued leadership and forward momentum toward new achievements. “Moti’s vast professional experience and his deep familiarity with the markets in which Bezeq International operates will aid the company in successfully overcoming its current and future challenges.”

Mr. Elovitch reiterated his great appreciation for Mr. Benbenisti and thanked him for his great contribution to the success of Bezeq International and its establishment as an industry leader during his tenure, and wished him success in his new professional path.

Mr. Elmaliach is expected to take up his new position in the coming days.

The above information constitutes a translation of a press release issued by Bezeq in Hebrew.  This translation was prepared for convenience purposes only.